TANNENBAUM HELPERN SYRACUSE & HIRSCHTRITT LLP
900 Third Avenue
New York, New York 10022
July 31, 2007
BY HAND AND FACSIMILE
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Karen J. Garnett, Assistant Director
           Owen Pinkerton, Senior Counsel

Re:	Greenhaven Continuous Commodity Index Fund
Greenhaven Continuous Commodity Index Master Fund
Pre-Effective Amendment No. 1 of Registration Statement on Form S-1
Filed March 28, 2007
File No. 333-138424
Dear Ms. Garnett and Mr. Pinkerton:
     On behalf of the Greenhaven Continuous Commodity Index Fund (the “Fund”) and Greenhaven Continuous Commodity Index Master Fund (the “Master Fund”), we are filing electronically a Pre-effective amendment number 2 on Form S-1/A to the registration statement originally filed on Form S-1 on November 3, 2006, and as amended on March 28, 2007. The filing on July 31, 2007 incorporates the comments that the Staff of the Division of Corporation Finance (the “Staff”) provided to Ashmead Pringle in a letter dated May 1, 2007 (the “Letter”). In addition to the changes made as a result of the Staff’s comments, we have also made further changes throughout the document that are indicated in the blackline versions that are being sent to the Staff in a separate e-mail. Please find below a list of your comments contained in the Letter, along with a discussion of how the Fund and the Master Fund have responded to the comments.
General
1. In your next amendment, please ensure that the EDGAR filing is marked to show changes from the previous filing.
Response: We note that we provided you with three copies of a blackline version indicating the changes that were made from the original filing and pre-effective amendment number 1. We will also provide you with additional blackline version showing the differences between pre-effective filing number 1 and pre-effective filing number 2.
2. We note your response to prior comment 5; however, we are unable to locate a discussion of legal proceedings as required by item 103 of Regulation S-K, a discussion of executive compensation as required by Item 402, or disclosure regarding security ownership as required by Item 403. Please revise the filing to include this information or direct us to the location of this information in the prospectus.
Response: We have amended the prospectus to include a discussion of legal proceedings and security ownership. As this is a start-up entity and as the only two principals will not be receiving any executive compensation, we have indicated this in the document as well.
Prospectus Cover Page
3. We note your response to prior comment 10. Please revise the pricing table in the middle of the page to provide the appropriate information in each column relating to the initial offering period.
Response: We have amended the prospectus to include all of the requested information.
Summary
The Fund; The Master Fund, page1
4. We note your response to prior comment 13. Please revise the disclosure to describe the contractual limitations on the Trustee’s responsibility and oversight of the Fund and the Master Fund that are contained in the Declarations of Trust.
Response: We have amended the prospectus to indicate the contractual limitation on the Trustee’s responsibilities.
Risk Factors
You could lose your investment in the event that Reuters America LLC decides to terminate the license agreement between itself and the Managing Owner, page 3
5. We note that the license agreement is between Reuters and the Managing Owner, rather than the Fund. Please provide an additional risk factor discussing the risk, if true, that the Managing Owner could develop products under the license agreement that would directly compete with the Fund and the Master Fund.
Response: We have amended the prospectus to include a risk factor highlighting such a risk.
Break Even Analysis, page 11
6 Please include amounts in the breakeven table with your next amendment or tell us why you are unable to provide the amounts.
Response: We have amended the prospectus to include a completed break-even analysis.

The Index, page 12
7. We note your response to prior comment 24. Please revise further to identify the contracts that trade on multiple exchanges and to specifically identify the contracts that trade on foreign exchanges, as previously requested. Disclose the effect that this has on the Fund’s investment objectives. Also, as previously requested, please disclose whether the Fund has the ability to enter into forwards, swaps, or other non- exchange traded instruments and discuss how this may impact its ability to track the index.
Response: We have further indicated in the prospectus that certain similar contracts do trade on foreign exchanges. However, we have not itemized a complete list of the types of similar foreign contracts and their respective exchanges because the index is designed to track the specific types of contracts traded on the exchanges indicated in the Prospectus. The Master Fund will not be entering into any futures contracts on any foreign based exchanges.
In addition, the Fund will not enter into any forwards, swaps or other non-exchange traded instruments.
Creation and Redemption of Shares, page 18
8. We note your responses to prior comment 26; however, we are unable to locate the revised disclosure. Please direct us to the appropriate disclosure or revise to disclose whether investors will be permitted to purchase Baskets from Authorized Participants and, if so, whether those persons would be viewed as statutory underwriters.
Response: We have further revised the disclosure to indicate that investors will not be permitted to purchase Baskets from Authorized Participants.
The Managing Owner, page 24
9. Please revise to describe Mr. Fernandes’ employment from May 2005 through October 2006.
Response: We have amended the prospectus to indicate Mr. Fernandes’ employment history.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 36
10. We have read your response to prior comment 32 but are unable to locate your revisions. As previously requested, please revise your disclosure to clarify how the Fund expects to generate cash or advise us.
Response: We have further amended this section to indicate how the Fund expects to generate cash.
11. We have read your response to prior comment 33 but are unable to locate your disclosure that includes a summary of the terms and fees payable under the agreement with the Managing Owner. Please revise or advise us.

Response: We have amended the prospectus to include a disclosure of the terms and fees payable under the management agreement.
Plan of Distribution
Continuous Offering Period, pages 59
12. Refer to the carry-over paragraph at the bottom of page 59. Please revise to clarify, if true, that Authorized Participants will not offer shares to the public during the initial offering period.
Response: We have amended the prospectus to indicate that Authorized Participants will not offer shares to the public during the initial offering period.
Financial Statements
13. We have read your response to prior comment 40 and note that you intend to file audited financial statements in the next pre-effective amendment. Upon our review of your financial statements, we may have additional comments.
Response: We have amended the prospectus to include the audited financial statements for the period ending December 31, 2006 and the unaudited financial statements for the period ended June 30, 2007.
Part Two-Statement of Additional Information
14. The Statement of Additional Information is considered part of the prospectus. Please revise the page numbers so that they are continuous from part one. Please include a reference to the Statement of Additional Information in the Table of Contents for the prospectus. In addition, please tell us why you have included the Declaration of Trust and Trust Agreement as part of the prospectus instead of an exhibit to the registration statement.
Response: We have amended the SAI as indicated and made the pagination continuous. In addition, we have included the reference in the table of contents. In response to your comment on the Declaration of Trust, we have revised the exhibits so that the Declaration of Trusts are separate from the prospectus.
Part II
Item 15. Recent Sale of Unregistered Securities
15. We note the disclosure that you deleted in response to our comment 41. Please confirm to us, if true, that no units of the Fund or the Master Fund have been or will be issued prior to the effective date of the registration statement.
Response: We have amended the prospectus to indicate that general units of the Master Fund and the Fund were issued to the Managing Owner as set forth more fully in the prospectus.

Signatures
16. We note your response to prior comment 42; however, we are unable to locate the Additional signatures referenced in your response. Please revise your next amendment to include all additional required signatures or tell us why the current signatures are sufficient.
Exhibits
17. Please file your legal opinion with the next amendment or provide a draft opinion for us to review. We must review your opinion before we declare the registration statement effective and we may have additional comments.
Response: We will make sure that the legal opinion is filed with the next amendment.
18. We note the reference on page 3 to your exclusive license agreement with Reuters.
Please file the agreement as an exhibit to the registration statement or tell us why you believe it is not a material contract. Refer to Item 601 (b) (10) of the Regulation S-K.
Response: We have included the license agreement as an exhibit to the S-1.
     If you have any questions regarding any of these changes, please do not hesitate to contact me at (212) 508-6725.

Regards,
/s/ Barry E. Breen
Barry E. Breen

Enclosures

5